FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on September 19, 2012

Tel Aviv, September 19, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") hereby announces that its subsidiary, RDC – Rafael Development Corporation Ltd. ("RDC") yesterday informed it that a non-binding term sheet was signed for the sale of all the shares of Sync-Rx Ltd. ("Sync-Rx"), RDC's subsidiary, to a foreign company (the "Acquirer"). Sync-Rx is developing real-time image processing systems for cardiovascular catheterizations.

Pursuant to the term sheet, insofar as the transaction is completed, the selling shareholders will receive proceeds in the amount of up to approximately $17.25 million, which includes an immediate cash payment in the amount of up to approximately $14.25 million (of which an amount estimated at approximately $3 million will be deposited in escrow mainly in order to secure certain indemnification obligations of the selling shareholders to the Acquirer), and additional proceeds of up to $3 million, that are contingent upon Sync-Rx achieving a certain milestone (the "Contingent Consideration"). The transaction's completion is subject, among other things, to completion of due diligence on Sync-Rx to the Acquirer's satisfaction, completion of negotiations and execution of definitive agreements, and obtaining applicable regulatory and other approvals, insofar as they are required.

In the event of the transaction's completion:

1.
RDC will receive aggregate proceeds estimated at this stage at approximately $15.5 million, including an immediate cash payment in the amount of approximately $13 million (of which an amount estimated at $1.7 million will be deposited in escrow), and an amount of approximately $2.4 million out of the Contingent Consideration, if paid.

2.
Elron's share in the net income that would be recorded by RDC is estimated at this stage between approximately $6 million and $7 million. The net gain amount exceeding $6 million may be recognized depending on Elron's estimate of the likelihood of RDC becoming entitled to receive its share of the Contingent Consideration.

There is no assurance as to the execution of definitive agreements, their terms, the completion of the transaction and the timing thereof.

It should be noted that RDC is 50.1% held by Elron, and 49.9% held by Rafael – Advanced Defense Systems Ltd. ("Rafael"). RDC seeks to identify technology projects and invest in companies that will either commercialize Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise. Sync-Rx is approximately 87% held by RDC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  September 19, 2012